

Mail Stop 7010

July 17, 2008

Mr. Joseph J. Glusic
CEO and President
Magnum d'Or Resources, Inc.
1326 SE 17th Street, #513
Ft. Lauderdale, FL 33316

RE: **Form 8-K Item 4.01 filed May 30, 2008**
         Form 8-K/A Item 4.01 filed July 16, 2008
         File #0-31849

Dear Mr. Glusic:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to the undersigned at (202) 551-3866.

                                Sincerely,

                                Jeffrey Gordon
                                Staff Accountant